EXHIBIT 12

     PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine
	Months Ended		For the Years Ended
	September 30,		December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$1,127	$569	$1,206	$1,446	$1,279	$1,324	$659

(Income) Loss from Equity Investees, net of
Distributions	(16)	(55)	(37)	(28)	78	60	(2)
Fixed Charges	592	631	870	899	904	963	946
Capitalized Interest (B)	(19)	(31)	(33)	(92)	(109)	(116)	(104)
Preferred Securities Dividend Requirements of
Subsidiaries	(5)	(5)	(6)	(6)	(6)	(6)	(6)
Total Earnings	$1,679	$1,109	$2,000	$2,219	$2,146	$2,225	$1,493

Fixed Charges as Defined in Regulation S-K (C)

Interest Expense	$579	$618	$853	$883	$889	$949	$926
Interest Factor in Rentals	8	8	11	10	9	8	14
Preferred Securities Dividend Requirements of
Subsidiaries	5	5	6	6	6	6	6
Total Fixed Charges	$592	$631	$870	$899	$904	$963	$946

Ratio of Earnings to Fixed Charges	2.84	1.76	2.30	2.47	2.37	2.31	1.58

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority- owned subsidiaries stated on a pre-tax level.

(C)	Capitalized Interest excludes AFUDC for PSE&G.